

January 24, 2023

Georgios Terzis
Chief Financial Officer
Cosmos Health Inc.
141 West Jackson Blvd, Suite 4236,
Chicago, IL 60604

   **Re: Cosmos Health Inc.**
     **Registration Statement on Form S-3**
     **Filed January 18, 2023**
     **File No. 333-269289**

Dear Georgios Terzis:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jennie Beysolow at 202-551-8108 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc:  Elliot H. Lutzker, Esq.